

Mail Stop 4546

October 14, 2016

Via E-mail
Mr. Paul S. Herendeen
Executive Vice President, Finance and Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

   Re: Valeant Pharmaceuticals International, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2015
   Filed April 29, 2016
   Form 8-K dated August 9, 2016
   Filed August 9, 2016
   File No. 001-14956

Dear Mr. Herendeen:

       We have reviewed your October 6, 2016 response to our September 8, 2016 comment letter and have the following comment.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 9, 2016
Exhibit 99.1 Press release dated August 9, 2016
Reconciliations of GAAP EPS to Adjusted EPS Non-GAAP, Tables 2, 2a and 2b

   1. You indicate in response to prior comment 4 that you use non-GAAP adjusted net income as an operating and performance measure and not as a liquidity measure. Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations made clear, however, that whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, not on how management chooses to characterize it. Your non-GAAP measure bears a striking resemblance to your cash flows and differs drastically, including directionally, from your GAAP net income. For example, your non-GAAP net income was $487.5 million for the three months ended June 30, 2016 and your "GAAP cash flow from operations" were $448.1 million. In order to convert your GAAP net loss of $302.3 million to non-GAAP net income, you

eliminated almost $800 million of mostly non-cash charges. The relationship of your non-GAAP net income to cash flows was further strengthened by the fact that, until making a change in response to staff comment issued last year, you referred to your non-GAAP measure as "cash earnings." We believe that your per share presentation is inconsistent with both Commission and staff guidance and should be discontinued.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance